Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 18, 2023

Relating to Preliminary Prospectus Supplement dated September 18, 2023 and

Prospectus dated September 18, 2023

Registration Nos. 333-257114, 333-257114-01

Pricing Terms

PennyMac Mortgage Investment Trust

$50,000,000

8.50% Senior Notes due 2028

Pricing Term Sheet

September 18, 2023

The following sets forth the final terms of the 8.50% Senior Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated September 18, 2023, together with the accompanying prospectus, dated September 18, 2023, relating to these securities (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	PennyMac Mortgage Investment Trust, a Maryland real estate investment trust (the “Company”)

Guarantee:	The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by PennyMac Corp., a Delaware corporation (the “Guarantor”)

Title of the Securities:	8.50% Senior Notes due 2028

Rating: *	BBB+ (Egan-Jones)

Initial Aggregate Principal Amount Being Offered:	$50,000,000

Over-Allotment Option:	Up to $7,500,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.

Issue Price:	$25.00

Principal Payable at Maturity:	100% of the aggregate principal amount.

Type of Note:	Fixed rate note

Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange under the trading symbol “PMTU” and expects trading of the Notes to commence within 30 days after the original issue date.

Stated Maturity Date:	September 30, 2028

Interest Rate:	8.50% per year

Underwriting Discount:	3.00% (or $1,500,000 total assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	97.00% (or $48,500,000 total assuming the over-allotment option is not exercised)

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	September 18, 2023

Settlement Date:	September 21, 2023 (T + 3)**

Date Interest Starts Accruing:	September 21, 2023

Interest Payment Dates:	Each March 30, June 30, September 30 and December 30, commencing on December 30, 2023. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including September 21, 2023, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.

Business Day:	A day other than a Saturday, Sunday or any other day on which banking institutions in New York City or the location of the corporate trust office of the trustee are authorized or required by law, regulation or executive order to close.

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after September 30, 2025, upon not less than 30 days nor more than 60 days written notice to holders prior to the redemption date, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN:	70931T 608 / US70931T6082

Use of Proceeds:	The Company intends to use the net proceeds from the offering to fund its business and investment activities, which may include: the acquisition of mortgage servicing rights, government-sponsored entity credit risk transfer securities and other mortgage-related securities; funding the Company’s correspondent lending business, including the purchase of agency-eligible residential mortgage loans; repayment of other indebtedness, which may include the repurchase or repayment of a portion of the Guarantor’s 5.50% exchangeable notes due 2024, or secured financing; and for other general business purposes.

Joint Book-Running Managers:	Piper Sandler & Co., Janney Montgomery Scott LLC and Ladenburg Thalmann & Co. Inc.

Co-Managers:	A.G.P. / Alliance Global Partners and William Blair & Company, L.L.C.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their delivery will be required, by virtue of the fact that the Notes will initially settle T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Piper Sandler & Co. by email at fsg-dcm@psc.com.